SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. )
Florida Public Utilities Company

(Name of Issuer)
Common Stock

(Title of Class of Securities)
341135101

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No.	341135101	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy West, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Montana

	7	SOLE VOTING POWER

NUMBER OF		318,286

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,286

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,286

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 341135101	Page 3 of 7 Pages
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $1.50 per share (the “Shares”), of Florida Public Utilities Company, a Florida corporation (the “Company”), which has its principal executive offices at 401 South Dixie Highway, West Palm Beach, Florida 33401.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Energy West, Incorporated, a Montana corporation (“Energy West”), for the purpose of reporting acquisitions of Shares of the Company by Energy West.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Energy West is set forth on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A hereto is the name, address, citizenship and principal business of each corporation in which the occupations of such directors and executive officers are conducted.
     (b) The address of Energy West is 1 First Avenue South, Great Falls, Montana 59401.
     (c) Energy West is a publicly-held public utility company.
     (d) Negative with respect to Energy West and each executive officer and director of Energy West identified on Schedule A.
     (e) Negative with respect to Energy West and each executive officer and director of Energy West identified on Schedule A.
     (f) Energy West is a corporation organized under the laws of the State of Montana.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by Energy West were acquired for the aggregate purchase price of approximately $1,483,767 (excluding commissions) with working capital of Energy West.
Item 4. Purpose of Transaction.
     Energy West purchased the Shares for investment. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of Energy West or the executive officers and directors of Energy West identified on Schedule A currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

CUSIP No. 341135101	Page 4 of 7 Pages
     (ii) the sale or transfer of a material amount of assets of the Company;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the articles of incorporation, as amended, or by-laws, as amended, of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (vii) the delisting from the NYSE Alternext U.S. of the Company’s Shares;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Energy West and each executive officer and director of Energy West identified on Schedule A reserve the right to modify its or his plans and proposals described in this Item 4 and to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Executive officers of Energy West intend to seek to meet with representatives of the Company to discuss the Company, its operations, financial statements, plans and prospects. Based on any meeting or otherwise, and subject to applicable laws and regulations, Energy West or any executive officer and director of Energy West identified on Schedule A may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 6,195,384 Shares outstanding.
     Energy West beneficially owns 318,286 Shares, or 5.1% of the outstanding Shares. As Chairman and Chief Executive Officer of Energy West, Richard M. Osborne may be deemed to beneficially own the Shares owned by Energy West. Mr. Osborne disclaims beneficial ownership of the Shares owned by Energy West. For additional information regarding Mr. Osborne, please see Schedule A.
     (b) Energy West has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by it.
     (c) During the past 60 days, Energy West has purchased 117,277 Shares in open market transactions as set forth below:

CUSIP No. 341135101	Page 5 of 7 Pages

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
8/8/2008	11,000	$12.75
8/12/2008	697	$12.71
8/13/2008	600	$12.71
8/14/2008	1,100	$12.75
8/14/2008	200	$12.74
8/15/2008	1,900	$12.80
8/18/2008	1,151	$12.80
8/19/2008	1,039	$12.80
8/19/2008	200	$12.95
8/20/2008	800	$12.95
8/21/2008	700	$12.95
8/21/2008	600	$12.90
8/25/2008	1,574	$12.95
8/26/2008	700	$12.95
8/27/2008	280	$12.95
8/28/2008	440	$12.95
8/28/2008	2,000	$13.00
9/2/2008	350	$13.00
9/3/2008	866	$13.00
9/3/2008	2,000	$12.83
9/3/2008	2,500	$12.70
9/3/2008	1,500	$12.65
9/3/2008	450	$12.75
9/5/2008	2,600	$12.80
9/5/2008	1,256	$12.65
9/8/2008	1,138	$12.80
9/8/2008	576	$12.86
9/9/2008	1,424	$12.86
9/9/2008	100	$12.50
9/9/2008	1,100	$12.69
9/9/2008	800	$12.70
9/10/2008	999	$12.48
9/11/2008	801	$12.48
9/11/2008	100	$12.45
9/12/2008	498	$12.45
9/12/2008	1,402	$12.47
9/15/2008	1,100	$12.40
9/15/2008	900	$12.36
9/15/2008	4,800	$13.00
9/15/2008	1,198	$12.47
9/16/2008	322	$12.47
9/16/2008	580	$12.55
9/17/2008	20	$12.65

CUSIP No. 341135101	Page 6 of 7 Pages

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
9/18/2008	1,980	$12.65
9/18/2008	100	$12.20
9/18/2008	300	$12.30
9/18/2008	100	$12.25
9/18/2008	200	$12.40
9/19/2008	633	$12.60
9/19/2008	5,700	$12.70
9/22/2008	22,500	$12.85
9/23/2008	600	$13.00
9/24/2008	1,651	$13.00
9/25/2008	249	$13.00
9/26/2008	1,065	$12.90
9/29/2008	746	$12.90
9/30/2008	3,006	$12.90
9/30/2008	1,383	$12.80
10/1/2008	146	$12.90
10/1/2008	1,443	$13.00
10/1/2008	1,944	$13.05
10/2/2008	1,400	$13.00
10/2/2008	500	$12.85
10/3/2008	3,600	$12.85
10/6/2008	1,989	$12.80
10/6/2008	11	$12.75
10/6/2008	2,100	$12.55
10/6/2007	90	$12.35
10/7/2008	2,015	$12.35
10/7/2008	1,179	$12.43
10/13/2008	200	$10.00
10/14/2008	2000	$10.35
10/14/2008	4086	$10.30
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 17, 2008

Energy West, Incorporated
/s/ Thomas J. Smith
Thomas J. Smith
Vice President and Chief Financial Officer

Page 7 of 7 Pages

SCHEDULE A
Non-Reporting Officers and Directors of Energy West, Incorporated

1.	Name:	Richard M. Osborne — Chief Executive Officer, Chairman and Director
	Citizenship:	United States of America
	Business Address:	8500 Station Street, Suite 113, Mentor, Ohio 44060
	Principal Occupation:	Chief Executive Officer and Chairman of Energy West, Chairman, Chief Executive Officer and director of John D. Oil and Gas Company, a Maryland corporation located at 8500 Station Street, Suite 345, Mentor, Ohio 44060, and President and Chief Executive Officer of OsAir, Inc., an Ohio corporation located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. John D. Oil and Gas Company is a publicly-held oil and gas exploration company and OsAir, Inc. is a property developer and manufacturer of industrial gases for pipeline delivery.
	Shares Beneficially Owned:	100 Shares, less than 1% of outstanding, Mr. Osborne has sole voting and dispositive power
	Shares Owned By:	The Richard M. Osborne Trust, an Ohio trust of which Mr. Osborne is the sole trustee. The Richard M. Osborne Trust was established for estate planning purposes and its address is 8500 Station Street, Suite 345, Mentor, Ohio 44060.
Shares Purchased or Sold
	Last 60 Days:	0 Shares

2.	Name:	Kevin J. Degenstein — President and Chief Operating Officer
	Citizenship:	United States of America
	Business Address:	1 First Avenue South, Great Falls, Montana 59401
	Principal Occupation:	President and Chief Operating Officer of Energy West
	Shares Beneficially Owned:	0

3.	Name:	Thomas J. Smith — Vice President, Chief Financial Officer and Director
	Citizenship:	United States of America
	Business Address:	1 First Avenue South, Great Falls, Montana 59401
	Principal Occupation:	Vice President and Chief Financial Officer of Energy West and President, Treasurer and Secretary of Northeast Ohio Natural Gas Corporation (“NEO”), an Ohio corporation located at 8500 Station Street, Mentor, Ohio 44060. NEO is a natural gas distribution company.
	Shares Beneficially Owned:	0

4.	Name:	Jed D. Henthorne — Vice President of Administration
	Citizenship:	United States of America
	Business Address:	1 First Avenue South, Great Falls, Montana 59401
	Principal Occupation:	Vice President of Administration of Energy West
	Shares Beneficially Owned:	0

5.	Name:	David C. Shipley — Vice President of Operations
	Citizenship:	United States of America
	Business Address:	1 First Avenue South, Great Falls, Montana 59401
	Principal Occupation:	Vice President of Operations of Energy West
	Shares Beneficially Owned:	0

6.	Name:	James W. Garrett — Vice President of Business Development
	Citizenship:	United States of America
	Business Address:	1 First Avenue South, Great Falls, Montana 59401
	Principal Occupation: Shares Beneficially Owned:	Vice President of Business Development of Energy West 0

7.	Name:	Ian J. Abrams — Director
	Citizenship:	United States of America
	Business Address:	4853 Galaxy Parkway, Suite I, Cleveland, Ohio 44128
	Principal Occupation:	President of Reserve Ventures, Inc., an Ohio corporation located at 4853 Galaxy Parkway, Suite I, Cleveland, Ohio 44128. Reserve Ventures is a private real estate investment company for industrial and vacant real estate.
	Shares Beneficially Owned:	0

8.	Name:	W.E. Argo — Director
	Citizenship:	United States of America
	Residence Address:	3704 Thunderbird Drive, Hays, Kansas 67601
	Principal Occupation:	Retired
	Shares Beneficially Owned:	0

9.	Name:	Steven A. Calabrese — Director
	Citizenship:	United States of America
	Business Address:	1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115
	Principal Occupation:	Managing partner of Calabrese, Racek and Markos, Inc. (“CRM”), an Ohio corporation located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. CRM is an operator of a number of commercial real estate companies in Cleveland, Ohio and Tampa, Florida.
	Shares Beneficially Owned:	0

10.	Name:	Michael I. German — Director
	Citizenship:	United States of America
	Business Address:	330 West William Street, Corning, New York 14830
	Principal Occupation:	Chief Executive Officer and President of Corning Natural Gas Corporation, a New York corporation located at 330 West William Street, Corning, New York 14830. Corning is a publicly-held public utility company.
	Shares Beneficially Owned:	0

11.	Name:	Mark D. Grossi — Director
	Citizenship:	United States of America
	Residence Address:	2980 Waterfall Way, Westlake, Ohio 44145
	Principal Occupation:	Retired
	Shares Beneficially Owned:	0

12.	Name:	James R. Smail — Director
	Citizenship:	United States of America
	Business Address:	2285 Eagle Pass, Wooster, Ohio 44691
	Principal Occupation:	Chairman and owner of J.R. Smail, Inc., an Ohio corporation located at 2285 Eagle Pass, Wooster, Ohio 44691. J.R. Smail, Inc. is an oil and gas production company.
	Shares Beneficially Owned:	0

13.	Name:	James E. Sprague — Director
	Citizenship:	United States of America
	Business Address:	6300 Rockside Road, Cleveland, Ohio 44131
	Principal Occupation:	Partner and part owner of Walthall, Drake & Wallace LLP (“WDW”), an Ohio limited liability partnership located at 6300 Rockside Road, Cleveland, Ohio 44131. WDW is an accounting firm.
	Shares Beneficially Owned:	0